January 29, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abony Acquisition Corp. I.
Registration Statement on Form S-1
File No. 333-292465

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), BTIG, LLC, as the representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on January 30, 2026, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through January 29, 2026, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated January 28, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Paul Wood
Paul Wood
Managing Director, Co-Head of SPAC Investment Banking